UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,126,805
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,126,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		29,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

29,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		194,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

194,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		371,019
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,350
PERSON WITH	9	SOLE DISPOSITIVE POWER

371,019
	10	SHARED DISPOSITIVE POWER

5,197,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,568,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,485
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,684
	10	SHARED DISPOSITIVE POWER

5,203,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,243,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 774374102

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII and the RBI Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,126,805 Shares held by the Separately Managed Accounts is approximately $30,443,830, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 29,802 Shares owned directly by RBI PII is approximately $175,072, excluding brokerage commissions. The aggregate purchase price of the 42,100 Shares owned directly by the RBI Plan is approximately $285,375, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,626 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,591, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 24, 2018, the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”). In the Letter, the Reporting Persons expressed their support for the Board’s decision to terminate Robert L. Chioini from his positions as the Issuer’s President and Chief Executive Officer and Thomas E. Klema from his positions as the Issuer’s Vice President, Chief Financial Officer, Treasurer and Secretary.

The foregoing description of the Letter is qualified in its entirety by reference to the Letter, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,768,424 Shares outstanding as of April 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018.

9

CUSIP NO. 774374102

A.	Richmond Brothers
(a)	As of the close of business on May 24, 2018, 5,126,805 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,126,805 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,126,805 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	RBI PI
(a)	As of the close of business on May 24, 2018, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the close of business on May 24, 2018, RBI PII beneficially owned 29,802 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 29,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,802
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
10

CUSIP NO. 774374102

D.	RBI Manager
(a)	As the manager of RBI PI and RBI PII, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI and (ii) 29,802 Shares owned by RBI PII.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 194,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,643
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	RBI Plan
(a)	As of the close of business on May 24, 2018, the RBI Plan beneficially owned 42,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100
4. Shared power to dispose or direct the disposition: 0

(c)	The RBI Plan has not entered into any transactions in the securities of the Issuer during the past sixty days.
F.	Mr. Richmond
(a)	As of the close of business on May 24, 2018, Mr. Richmond beneficially owned 204,626 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,126,805 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 29,802 Shares owned by RBI PII and (iv) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 371,019
2. Shared power to vote or direct vote: 70,350
3. Sole power to dispose or direct the disposition: 371,019
4. Shared power to dispose or direct the disposition: 5,197,155

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 774374102

G.	Mr. Curfman
(a)	As of the close of business on May 24, 2018, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,126,805 Shares held in the Separately Managed Accounts and (ii) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 76,485
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,203,290

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he, she or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board, dated May 24, 2018.

12

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

13

CUSIP NO. 774374102

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

14

CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the past sixty days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	947	5.2550	03/27/2018
Purchase of Common Stock	1,942	5.1687	03/28/2018
Purchase of Common Stock	379	5.2798	03/29/2018
Purchase of Common Stock	960	5.2247	03/29/2018
Sale of Common Stock	(414)	5.4256	03/29/2018
Sale of Common Stock	(1,175)	5.2917	04/05/2018
Sale of Common Stock	(12)	5.4325	04/06/2018
Sale of Common Stock	(43)	5.4467	04/06/2018
Sale of Common Stock	(180)	5.4498	04/06/2018
Sale of Common Stock	(391)	6.1002	04/11/2018
Sale of Common Stock	(886)	6.0982	04/11/2018
Sale of Common Stock	(178)	6.1249	04/11/2018
Sale of Common Stock	(390)	6.0916	04/11/2018
Sale of Common Stock	(2,046)	6.0989	04/11/2018
Purchase of Common Stock	1,015	6.3264	04/12/2018
Purchase of Common Stock	799	6.2624	04/12/2018
Purchase of Common Stock	798	6.2780	04/12/2018
Purchase of Common Stock	88	5.7094	04/16/2018
Purchase of Common Stock	896	5.5747	04/17/2018
Purchase of Common Stock	722	5.5398	04/17/2018
Sale of Common Stock	(250)	5.4801	04/20/2018
Sale of Common Stock	(108)	5.5577	04/23/2018
Purchase of Common Stock	1,812	5.5188	04/24/2018
Purchase of Common Stock	534	5.6249	04/24/2018
Purchase of Common Stock	734	5.4300	04/26/2018
Purchase of Common Stock	374	5.3650	04/27/2018
Sale of Common Stock	(75)	5.2980	04/27/2018
Sale of Common Stock	(93)	5.3200	04/30/2018
Sale of Common Stock	(1,000)	5.2173	05/01/2018
Purchase of Common Stock	377	5.2925	05/02/2018
Purchase of Common Stock	745	5.3599	05/02/2018
Purchase of Common Stock	376	5.3346	05/02/2018
Purchase of Common Stock	938	5.3413	05/04/2018
Purchase of Common Stock	179	5.5808	05/07/2018
Sale of Common Stock	(101)	5.4248	05/07/2018
Purchase of Common Stock	543	5.5100	05/08/2018
Sale of Common Stock	(1,135)	5.4565	05/10/2018
Sale of Common Stock	(273)	5.7300	05/10/2018
Sale of Common Stock	(182)	5.5550	05/14/2018

CUSIP NO. 774374102

Purchase of Common Stock	816	6.1700	05/18/2018
Purchase of Common Stock	3,679	5.9463	05/21/2018
Sale of Common Stock	(1,047)	5.9569	05/21/2018
Sale of Common Stock	(42)	5.8650	05/21/2018
Sale of Common Stock	(102)	5.8310	05/21/2018
Purchase of Common Stock	334	5.9898	05/22/2018
Sale of Common Stock	(170)	5.9476	05/22/2018